Exhibit 99.1

Notice of Annual General and special Meeting of Shareholders

Notice is hereby given that the annual general and special meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held virtually at https://meetings.lumiconnect.com/400-577-989-013 on Tuesday, May 6, 2025 at 4:00 p.m. (Eastern time) for the following purposes:

1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the auditor’s report on those statements;
2.	setting the size of the board of directors of the Company at nine directors;
3.	electing the directors of the Company;
4.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix its remuneration;
5.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution approving amendments to the Company’s long term incentive plan and approving unallocated performance share units issuable thereunder;
6.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
7.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

Given New Gold’s desire to maximize the accessibility of the Meeting for its shareholders, New Gold will be conducting the Meeting virtually. A virtual Meeting affords all shareholders an equal ability to attend and participate in the Meeting, regardless of geographic location. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders and their duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the “Circular”) that accompanies this notice if they wish to appoint themselves as a proxyholder to vote at the virtual Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular, along with other stakeholders who do not own common shares, will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate. New Gold hopes that hosting a virtual Meeting will increase participation by its shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location or the particular constraints or circumstances they may be facing.

It should be noted that the vast majority of our shareholders vote in advance of the Meeting by proxy and are encouraged to continue to do so via the various channels outlined in the Circular. The virtual Meeting does not change shareholders’ ability to vote by proxy. However, those that wish to participate in the virtual Meeting or to appoint a proxy to participate, are encouraged to carefully read the instructions in the Circular and in particular the procedure for appointing yourself or a proxy.

The record date for the Meeting is March 6, 2025. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by the Circular and either a proxy form or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2024 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular are also available on New Gold’s website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx and under New Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

We value your opinion and participation in the Meeting as a shareholder of New Gold. For your information, the Meeting is not expected to include a formal presentation by management, but there will be an opportunity for shareholders to ask questions. Please review the accompanying Circular before voting, as it contains important information about the Meeting. It is important that you exercise your vote, either virtually at the Meeting or by proxy. Any questions regarding voting your common shares should be directed to New Gold’s advisor and proxy solicitation agent, Kingsdale Advisors, which can be reached by toll-free telephone in North America at 1-866-581-1477, at 1-437-561-5022 (text and call enabled collect outside North America), or by email at contactus@kingsdaleadvisors.com. For easy access to voting links and all information surrounding the Meeting, go to www.newgoldAGM.com or scan the QR code on the back page of the Circular. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent, Computershare Investor Services, by 4:00 p.m. (Eastern time) on May 2, 2025, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Non-registered (or beneficial) holders must provide their voting instructions to their intermediaries sufficiently in advance of this deadline to allow the intermediary sufficient time to forward this information to Computershare Investor Services.

DATED at Toronto, Ontario this 21st day of March 2025.

By Order of the Board of Directors

Richard O’Brien

Chair of the Board